

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2021

Amar Maletira
Chief Financial Officer
Rackspace Technology, Inc.
1 Fanatical Place
City of Windcrest
San Antonio, Texas 78218

  Re: Rackspace Technology, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed February 26, 2021
    File No. 001-39420

Dear Mr. Maletira:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Brian M. Janson